FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April     , 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2004
Operating Results and Financial Conditions
Information on Replacement of Share Certificates As a Result of Change in Number of Shares Constituting One Unit
Notice regarding change (dismissal) of accounting auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date April 28, 2004	By	/s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

Consolidated Results For The First Quarter Ended March 31, 2004

Information on Replacement of Share Certificates As a Result of Change in Number of Shares Constituting One Unit

Notice Regarding Change (dismissal) of Accounting Auditors

April 27, 2004

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2004

CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projected
	Three months	Three months			Three months	Year ending
	ended March 31,	ended March 31,			ended March 31,	December 31,
	2004	2003	Change(%)		2004	2004	Change(%)
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥798,052	¥731,561	+	9.1	$7,528,792	¥3,400,000	+	6.3
Operating profit	133,523	117,407	+	13.7	1,259,651	499,000	+	9.8
Income before income taxes and minority interests	135,862	117,199	+	15.9	1,281,717	500,000	+	11.6
Net income	84,280	71,601	+	17.7	795,094	309,000	+	12.1

Earnings per share:
— Basic	¥95.50	¥81.57	+	17.1	$0.90	¥348.67	+	11.1
— Diluted	95.02	80.69	+	17.8	0.90	—		—

	Actual
	As of	As of			As of
	March 31, 2004	December 31, 2003	Change(%)		March 31, 2004
	(Unaudited)	(Audited)			(Unaudited)
Total assets	¥3,193,630	¥3,182,148	+	0.4	$30,128,585

Stockholders’ equity	¥1,920,080	¥1,865,545	+	2.9	$18,113,962

Notes:	1.	Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY106 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2004, solely for the convenience of the reader.

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Operating Results and Financial Conditions

2004 First Quarter in Review

Looking back at the global economy in the first quarter of 2004, in the United States, while employment conditions remained stagnant after a modest improvement, the economy recovered strongly supported by continued growth in tax-cut driven consumer spending, and boosted private-sector capital investment following the increased rate of capacity utilization due to stepped up production. The economies in Europe also experienced a moderate recovery sustained by increased export sales and capital investments accompanying the upturn in the U.S. economy. In Asia, while China continued to record high economic growth, driven by active investment in infrastructure and increased capital investment in line with an expansion in export sales, other Asian economies were also in recovery mode, enabling the region to maintain substantial growth. In Japan, a gradual recovery was evident, with consumer spending and employment conditions picking up and the expansion of the U.S. and Asian economies underpinning an increase in export sales and healthy capital investment.

As for the markets in which the Canon Group operates, demand for digital cameras overseas continued to grow significantly during the term, while the rate of growth slowed in the domestic Japanese market. Although shifting business demand toward multifunctionality and color stimulated strong sales of network digital multifunction devices (MFDs), computer peripherals, including printers, struggled amid severe price competition and the shift in demand toward lower priced models, which has accompanied the increase in high cost-performance models. In the field of optical equipment, capital spending for semiconductor- production equipment recovered owing to such factors as the high rate of capacity utilization by semiconductor manufacturers, and the sustained high price of memory devices resulting from replacement demand for personal computers and the significant growth in demand for digital electrical appliances. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the quarter was ¥107.43 to the U.S. dollar and ¥134.02 to the euro, representing a year-on-year increase of 11% against the U.S. dollar, and a decrease of 5% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first quarter increased by 9.1% from the year-ago period to ¥798.1 billion (U.S.$7,529 million), boosted by a significant rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of semiconductor-production equipment and projection aligners used in the production of LCDs. Net income for the quarter recorded an all-time high of ¥84.3 billion (U.S.$795 million), a year-on-year increase of 17.7%. The results mark the seventh consecutive quarter of sales and profit growth, beginning with the third quarter of 2002. Canon’s gross profit ratio for the quarter was 49.6%, representing a decline of 1.1% from the 50.7% recorded for the first quarter of 2003. Although production-reform efforts continued during the term, the decline in the gross profit ratio was mainly caused by a combination of factors: the appreciation of the yen against the U.S. dollar, a slowdown in cost-cutting performance due to the large number of new products launched during the first quarter, and severe price competition. Owing to a substantial increase in unit sales, however, gross profit increased by 6.6% to ¥395.5 billion (U.S.$3,731 million). Selling, general and administrative expenses for the first quarter rose 3.3% year on year, which is less than the growth rate of net sales for the quarter, with R&D expenditures increasing by ¥3.7 billion (U.S.$35 million) to ¥57.5 billion (U.S.$543 million), while other selling, general and administrative expenses maintained the same level as the year-ago period. Consequently, operating profit in the first quarter totaled ¥133.5 billion (U.S.$1,260 million), a substantial increase of 13.7%. Other income (deductions) improved by ¥2.5 billion (U.S.$24 million), with reduced equity losses of affiliated companies and gains on the disposal of marketable securities offsetting an increase in currency exchange losses on foreign-currency-denominated trade receivables, which resulted from the rapid appreciation of the yen against the U.S. dollar in late March. As a result, income before income taxes in the first quarter totaled ¥135.9 billion (U.S.$1,282 million), a year-on-year increase of 15.9%. The effective tax rate during the quarter was 2.8% lower compared with the previous year. As a result, net income for the first quarter of 2004 totaled ¥84.3 billion (U.S.$795 million).

Basic earnings per share for the quarter was ¥95.50 (U.S.$0.90), a year-on-year increase of ¥13.93.

Results by Product Segment

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, the Color imageRUNNER C3200/iRC3200N, Canon’s first color offering in the powerful imageRUNNER-series lineup, continued to sell well in both domestic and overseas markets. The iRC3100, which was introduced in the domestic Japanese market in the second half of 2003, has also been launched in Europe and has been received well in both markets. Among monochrome network digital MFDs, such low-end models as the iR1600/2000 series recorded considerable sales increases, while mid-class and high-end models such as the iR2200 series and iR5000 series, respectively, also achieved strong sales. Overall, sales of office imaging products for the quarter realized a year-on-year increase of 5.4%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 20%, with color models showing a gradual improvement and monochrome systems, particularly personal-use models, also demonstrating growth. Although laser beam printer sales increased on a unit basis, the sales amount decreased slightly as a result of the appreciation of the yen against the U.S. dollar and a shift in demand toward lower priced models. Inkjet printers recorded a unit sales increase of approximately 30% as well as increased sales in terms of value, with the i560 and i860 selling briskly, especially in Japan and Europe, and the MultiPASS MP700/MP730 high-speed multifunctional systems dramatically increasing unit sales. As a result, while sales of computer peripherals in the first quarter increased on a local currency basis, the appreciation of the yen resulted in a slight overall decrease of 1.1%. Sales of business information products, including computers, micrographics and calculators, decreased by 12.9% due to the intentional curtailing of personal computer sales in the domestic market. Collectively, sales of business machines in the quarter totaled ¥559.3 billion (U.S.$5,277 million), a year-on-year increase of 1.2%. While the gross profit ratio declined slightly for the quarter due to the appreciation of the yen, the operating profit ratio for the business machine segment remained at the year-ago level, supported by such factor as a decrease in sales to expense ratio. As a result, operating profit for the quarter was ¥124.6 billion (U.S.$1,175 million), a year-on-year increase of 0.9%. From this quarter, Canon has reclassified information-systems-related sales by subsidiaries to better reflect the product relationship. These sales, which had been grouped with “optical and other products,” are now included in the “office imaging products” segment. Accordingly, previous-year sales for each category have been restated in line with the change.

Within the camera segment, amid the continued strong demand for digital models worldwide, sales of compact digital cameras showed a significant growth, mainly led by PowerShot A70 and PowerShot S400 DIGITAL ELPH. Seven new PowerShot-series models which were released in March also have been well received in the market. Canon’s digital SLR cameras continued to enjoy robust growth, bolstered by the EOS Digital Rebel, launched last September. As a result, unit sales of digital cameras grew nearly 90% compared with the year-ago period. In the field of digital video camcorders, the ZR90/85/80 and ELURA70/65/60 models achieved favorable sales during the quarter, reflecting improved market conditions. As a result, overall camera sales continued to achieve double-digit growth of 33.8%, achieving total sales of ¥157.2 billion (U.S.$1,483 million). Operating profit for the camera segment appreciably advanced 34.7% to ¥29.2 billion (U.S.$275 million), attributable to the decrease in the sales to expense ratio, which resulted in a slight year-on-year increase in the operating profit ratio for the period, while the gross profit ratio decreased slightly owing to the appreciation of the yen and price competition.

In the optical and other products segment, sales of aligners for the production of LCDs realized notable growth as the PC monitor industry continued its shift from CRT to LCD computer displays, and the LCD television market continued to expand. Sales of steppers, used for the production of semiconductors, also increased as investment in semiconductor-production equipment showed a recovery owing to the improved conditions in the semiconductor-device market. As a result, sales for the segment increased by 32.6% to ¥81.5 billion (U.S.$769 million). The operating profit ratio for the segment improved substantially due to the significant growth in sales, enabling optical and other products to record an operating profit of ¥11.7 billion (U.S.$111 million), compared with ¥1.7 billion for the same period of the previous year.

Cash Flow

In the first quarter of 2004, Canon maintained cash flow from operating activities of ¥105.1 billion (U.S.$991 million), a year-on-year increase of ¥8.0 billion (U.S.$75 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income. Capital expenditure totaled ¥54.7 billion (U.S.$517 million), which was used mainly to expand production capabilities in both domestic and overseas regions. Cash flow from investing activities totaled ¥49.9 billion (U.S.$471 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled positive ¥55.2 billion (U.S.$521 million).

Cash flow from financing activities recorded an outlay of ¥56.2 billion (U.S.$530 million), mainly resulting from active efforts to repay short-term loans toward the goal of improving the company’s financial position and an increase in the dividend payout. Consequently, cash and cash equivalents, which totaled ¥683.5 billion (U.S.$6,448 million), although representing a ¥6.8 billion (U.S.$64 million) decrease from the end of the previous year, remained at a high level.

Outlook

Regarding the outlook for the global economy in the second quarter and thereafter, although global economic prospects remain uncertain due to concern over prolonged confusion in Iraq and the threat of future terrorist attacks, which could adversely affect consumer spending and exchange rate trends, the global economy is likely to continue its course toward recovery.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth. A shortage of key parts from suppliers, however, could have a restraining effect on market growth. As for network digital MFDs and laser beam printers, while stable demand is projected for both monochrome and full-color models, severe price competition and shifting demand toward lower priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, while a recovery in capital investment by semiconductor manufacturers is likely to continue, the pace will probably slow down in the latter half of the year. In the market for projection aligners used in the production of LCDs, although demand for LCD production equipment is expected to show continued growth, improved process yields could negatively affect demand, resulting in the sale of fewer additional units than initially projected.

Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be slightly stronger against the U.S. dollar and euro compared with the previous year.

Upon considering the current market and currency exchange environments, the company has revised upward its forecasts for the 2004 fiscal year and now anticipates consolidated net sales of ¥3,400.0 billion (U.S.$32,075 million), consolidated income before income taxes of ¥500.0 billion (U.S.$4,717 million), and consolidated net income of ¥309.0 billion (U.S.$2,915 million). The company also projects non-consolidated net sales of ¥2,230.0 billion (U.S.$21,038 million), non-consolidated ordinary profit of ¥355.0 billion (U.S.$3,349 million), and non-consolidated net income of ¥232.0 billion (U.S.$2,189 million). These forecasts assume currency exchange rates of ¥105.00 to the U.S. dollar and ¥125.00 to the euro for the remainder of 2004.

Consolidated Outlook

1st Half	Millions of yen
	Six months ending June 30, 2004		Change	Six months ended June 30, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥1,570,000	¥1,638,000	¥68,000	¥1,535,588	+	6.7%
Income before income taxes	226,000	249,000	23,000	215,506	+	15.5%
Net income	137,000	154,000	17,000	127,767	+	20.5%

Fiscal year	Millions of yen
	Year ending December 31, 2004		Change	Year ended December 31, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥3,330,000	¥3,400,000	¥70,000	¥3,198,072	+	6.3%
Income before income taxes	470,000	500,000	30,000	448,170	+	11.6%
Net income	286,000	309,000	23,000	275,730	+	12.1%

Non-consolidated Outlook

1st Half	Millions of yen
	Six months ending June 30, 2004		Change	Six months ended June 30, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥1,020,000	¥1,056,000	¥36,000	¥946,551	+	11.6%
Ordinary profit	165,000	177,000	12,000	164,293	+	7.7%
Net income	107,000	118,000	11,000	128,775	–	8.4%

Fiscal year	Millions of yen
	Year ending December 31, 2004		Change	Year ended December 31, 2003	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥2,170,000	¥2,230,000	¥60,000	¥2,023,722	+	10.2%
Ordinary profit	338,000	355,000	17,000	320,616	+	10.7%
Net income	217,000	232,000	15,000	228,667	+	1.5%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	2004	2003	Change(%)	2004
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥798,052	¥731,561	+ 9.1	$7,528,792
Cost of sales	402,595	360,605		3,798,066

Gross profit	395,457	370,956	+ 6.6	3,730,726
Selling, general and administrative expenses	261,934	253,549		2,471,075

Operating profit	133,523	117,407	+ 13.7	1,259,651
Other income (deductions):
Interest and dividend income	1,308	2,196		12,340
Interest expense	(771)	(1,246)		(7,274)
Other, net	1,802	(1,158)		17,000

	2,339	(208)		22,066

Income before income taxes and minority interests	135,862	117,199	+ 15.9	1,281,717
Income taxes	48,591	45,216		458,406

Income before minority interests	87,271	71,983		823,311
Minority interests	2,991	382		28,217

Net income	¥84,280	¥71,601	+ 17.7	$795,094

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in minimum pension liability adjustments and change in net gains (losses) on derivative financial instruments. Comprehensive income for three months ended March 31, 2004 and 2003 were JPY73,839 million (U.S.$696,594 thousand) and JPY91,621 million, respectively.

2.	DETAILS OF SALES

Three months ended March 31, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
Sales by product	2004	2003	Change(%)	2004

	(Unaudited)	(Unaudited)		(Unaudited)
Business machines:
Office imaging products	¥269,310	¥255,403	+ 5.4	$2,540,660
Computer peripherals	260,782	263,599	- 1.1	2,460,208
Business information products	29,222	33,555	- 12.9	275,679

	559,314	552,557	+ 1.2	5,276,547
Cameras	157,225	117,544	+ 33.8	1,483,255
Optical and other products	81,513	61,460	+ 32.6	768,990

Total	¥798,052	¥731,561	+ 9.1	$7,528,792

	Millions of yen			Thousands of U.S. dollars
Sales by region	2004	2003	Change(%)	2004

	(Unaudited)	(Unaudited)		(Unaudited)
Japan	¥201,112	¥185,978	+ 8.1	$1,897,283
Overseas:
Americas	237,578	242,820	- 2.2	2,241,302
Europe	247,375	216,411	+ 14.3	2,333,726
Other areas	111,987	86,352	+ 29.7	1,056,481

	596,940	545,583	+ 9.4	5,631,509

Total	¥798,052	¥731,561	+ 9.1	$7,528,792

Notes:	Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

	1.	The primary products included in each of the product segments are as follows: Business machines:
Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.
Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.

2.	The countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Three months ended March 31, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	2004	2003	Change(%)	2004
	(Unaudited)	(Unaudited)		(Unaudited)
Business Machines
Net sales:
Unaffiliated customers	¥559,314	¥552,557	+ 1.2	$5,276,547
Intersegment	—	—	—	—

Total	559,314	552,557	+ 1.2	5,276,547

Operating cost and expenses	434,720	429,081	+ 1.3	4,101,132

Operating profit	124,594	123,476	+ 0.9	1,175,415

Cameras
Net sales:
Unaffiliated customers	¥157,225	¥117,544	+33.8	$1,483,255
Intersegment	—	—	—	—

Total	157,225	117,544	+33.8	1,483,255

Operating cost and expenses	128,030	95,876	+33.5	1,207,830

Operating profit	29,195	21,668	+34.7	275,425

Optical and other products
Net sales:
Unaffiliated customers	¥81,513	¥61,460	+32.6	$768,990
Intersegment	30,698	32,196	- 4.7	289,604

Total	112,211	93,656	+19.8	1,058,594

Operating cost and expenses	100,464	91,948	+ 9.3	947,773

Operating profit	11,747	1,708	+ 587.8	110,821

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(30,698)	(32,196)	—	(289,604)

Total	(30,698)	(32,196)	—	(289,604)

Operating cost and expenses	1,315	(2,751)	—	12,406

Operating profit	(32,013)	(29,445)	—	(302,010)

Consolidated
Net sales:
Unaffiliated customers	¥798,052	¥731,561	+ 9.1	$7,528,792
Intersegment	—	—	—	—

Total	798,052	731,561	+ 9.1	7,528,792

Operating cost and expenses	664,529	614,154	+ 8.2	6,269,141

Operating profit	133,523	117,407	+ 13.7	1,259,651

Notes:	1.	Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in “Optical and other products”, to “Business machines (Office imaging products)” to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

	2.	General corporate expenses of JPY32,083 million (U.S.$302,670 thousand) and JPY29,456 million in the first quarter of 2004 and 2003, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	CONSOLIDATED BALANCE SHEETS

As of March 31, 2004 and December 31, 2003

	Millions of yen			Thousands of U.S. dollars
	As of	As of		As of
	March 31, 2004	December 31, 2003	Change	March 31, 2004
	(Unaudited)	(Audited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥683,466	¥690,298	¥(6,832)	$6,447,792
Marketable securities	1,403	1,324	79	13,236
Trade receivables	516,799	539,006	(22,207)	4,875,462
Inventories	470,099	444,244	25,855	4,434,897
Prepaid expenses and other current assets	260,932	255,905	5,027	2,461,623

Total current assets	1,932,699	1,930,777	1,922	18,233,010
Noncurrent receivables	15,353	16,543	(1,190)	144,840
Investments	72,864	78,912	(6,048)	687,396
Property, plant and equipment, net	853,865	846,433	7,432	8,055,330
Other assets	318,849	309,483	9,366	3,008,009

Total assets	¥3,193,630	¥3,182,148	¥11,482	$30,128,585

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥29,551	¥39,136	¥(9,585)	$278,783
Trade payables	428,580	391,181	37,399	4,043,208
Income taxes	54,827	83,064	(28,237)	517,236
Accrued expenses	188,586	193,657	(5,071)	1,779,113
Other current liabilities	96,929	120,265	(23,336)	914,425

Total current liabilities	798,473	827,303	(28,830)	7,532,765
Long-term debt, excluding current installments	37,756	59,260	(21,504)	356,189
Accrued pension and severance cost	236,579	238,001	(1,422)	2,231,877
Other noncurrent liabilities	37,635	30,843	6,792	355,047

Total liabilities	1,110,443	1,155,407	(44,964)	10,475,878

Minority interests	163,107	161,196	1,911	1,538,745
Stockholders’ equity:
Common stock	173,349	168,892	4,457	1,635,368
Additional paid-in capital	401,518	396,939	4,579	3,787,906
Retained earnings	1,503,929	1,450,440	53,489	14,188,009
Accumulated other comprehensive income (loss)	(153,716)	(143,275)	(10,441)	(1,450,151)
Treasury stock	(5,000)	(7,451)	2,451	(47,170)

Total stockholders’ equity	1,920,080	1,865,545	54,535	18,113,962

Total liabilities and stockholders’ equity	¥3,193,630	¥3,182,148	¥11,482	$30,128,585

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	March 31, 2004	December 31, 2003	March 31, 2004
	(Unaudited)	(Audited)	(Unaudited)
Allowance for doubtful receivables	¥13,639	¥14,423	$128,670
Accumulated depreciation	1,132,254	1,118,183	10,681,642
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(95,484)	(83,801)	(900,793)
Net unrealized gains (losses) on securities	6,412	6,784	60,491
Minimum pension liability adjustments	(65,790)	(65,961)	(620,660)
Net gains (losses) on derivative financial instruments	1,146	(297)	10,811

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars
	Three months	Three months	Three months
	ended March 31,	ended March 31,	ended March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	¥84,280	¥71,601	$795,094
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,486	40,498	419,679
Loss on disposal of property, plant and equipment	2,751	1,665	25,953
Deferred income taxes	1,586	(82)	14,962
Decrease in trade receivables	15,863	36,516	149,651
Increase in inventories	(29,854)	(23,182)	(281,641)
Increase in trade payables	34,651	7,807	326,896
Decrease in income taxes	(28,214)	(28,827)	(266,170)
Increase in accrued expenses	114	4,153	1,076
Other, net	(20,600)	(13,049)	(194,340)

Net cash provided by operating activities	105,063	97,100	991,160
Cash flows from investing activities:
Capital expenditure	(54,749)	(40,657)	(516,500)
Proceeds from sale of property, plant and equipment	1,390	1,265	13,113
Payment for purchase of available-for-sale securities	(411)	(52)	(3,877)
Proceeds from sale of available-for-sale securities	6,083	6,150	57,387
Payment for purchase of other investments	(513)	(19,831)	(4,840)
Other	(1,688)	(1,629)	(15,924)

Net cash used in investing activities	(49,888)	(54,754)	(470,641)
Cash flows from financing activities:
Proceeds from long-term debt	106	1,519	1,000
Repayment of long-term debt	(22,381)	(2,645)	(211,142)
Decrease in short-term loans	(1,304)	(19,990)	(12,302)
Dividends paid	(30,791)	(15,360)	(290,481)
Other	(1,805)	(1,032)	(17,028)

Net cash used in financing activities	(56,175)	(37,508)	(529,953)
Effect of exchange rate changes on cash and cash equivalents	(5,832)	4,662	(55,019)

Net change in cash and cash equivalents	(6,832)	9,500	(64,453)
Cash and cash equivalents at beginning of period	690,298	521,271	6,512,245

Cash and cash equivalents at end of period	¥683,466	¥530,771	$6,447,792

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	NUMBER OF GROUP COMPANIES

	March 31, 2004	December 31, 2004	Change
Subsidiaries	201	198	3
Affiliates	19	19	—

Total	220	217	3

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	6 companies
Removal:	3 companies

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

We have engaged KPMG to complete a review of the consolidated financial statements as of and for three months ended March 31, 2004, in accordance with Statement of Auditing Standards No.100, “Interim Financial Information,” established by the American Institute of Certified Public Accountants.

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2004

SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SALES BY REGION AND PRODUCT (2003)	S2
3.	SEGMENT INFORMATION BY PRODUCT	S3
4.	OTHER INCOME / DEDUCTIONS	S3
5.	SEGMENT INFORMATION BY PRODUCT (2003)	S4
6.	SALES COMPOSITION BY PRODUCT	S5
7.	SALES GROWTH IN LOCAL CURRENCY	S5
8.	P&L SUMMARY (2nd Quarter 2004/Projection)	S6
9.	PROFITABILITY	S6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S6
11.	CASH FLOWS	S6
12.	R&D EXPENDITURE	S7
13.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S7
14.	INVENTORIES	S7
15.	DEBT RATIO	S7
16.	OVERSEAS PRODUCTION RATIO	S7
17.	NUMBER OF EMPLOYEES	S7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1.	SALES BY REGION AND PRODUCT

	(Millions of yen)
	2004			2003			Change year over year
	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
		(P)	(P)
Japan
Business machines	144,502	149,598	599,200	139,654	150,802	587,807	+ 3.5%	– 0.8%	+ 1.9%

Office imaging products	82,909	89,491	342,000	75,246	82,308	316,156	+ 10.2%	+ 8.7%	+ 8.2%
Computer peripherals	39,011	41,289	179,200	37,296	43,875	175,680	+ 4.6%	– 5.9%	+ 2.0%
Business information products	22,582	18,818	78,000	27,112	24,619	95,971	– 16.7%	– 23.6%	– 18.7%

Cameras	26,914	34,286	134,300	21,574	25,208	112,027	+ 24.8%	+ 36.0%	+ 19.9%

Optical and other products	29,696	31,204	118,100	24,750	21,931	101,566	+ 20.0%	+ 42.3%	+ 16.3%

Total	201,112	215,088	851,600	185,978	197,941	801,400	+ 8.1%	+ 8.7%	+ 6.3%

Overseas
Business machines	414,812	418,288	1,679,700	412,903	431,152	1,706,993	+ 0.5%	– 3.0%	– 1.6%

Office imaging products	186,401	204,799	766,400	180,157	201,465	765,839	+ 3.5%	+ 1.7%	+ 0.1%
Computer peripherals	221,771	207,229	885,900	226,303	223,788	913,632	– 2.0%	– 7.4%	– 3.0%
Business information products	6,640	6,260	27,400	6,443	5,899	27,522	+ 3.1%	+ 6.1%	– 0.4%

Cameras	130,311	167,489	664,400	95,970	141,049	541,513	+ 35.8%	+ 18.7%	+ 22.7%

Optical and other products	51,817	39,083	204,300	36,710	33,885	148,166	+ 41.2%	+ 15.3%	+ 37.9%

Total	596,940	624,860	2,548,400	545,583	606,086	2,396,672	+ 9.4%	+ 3.1%	+ 6.3%

Americas
Business machines	178,655	183,745	732,000	192,663	198,038	771,983	– 7.3%	– 7.2%	– 5.2%

Office imaging products	85,281	93,019	353,200	88,153	95,541	369,795	– 3.3%	– 2.6%	– 4.5%
Computer peripherals	90,190	87,610	365,100	100,857	99,306	388,022	– 10.6%	– 11.8%	– 5.9%
Business information products	3,184	3,116	13,700	3,653	3,191	14,166	– 12.8%	– 2.4%	– 3.3%

Cameras	51,541	67,159	267,500	41,585	63,545	245,019	+ 23.9%	+ 5.7%	+ 9.2%

Optical and other products	7,382	5,618	25,100	8,572	6,685	28,164	– 13.9%	– 16.0%	– 10.9%

Total	237,578	256,522	1,024,600	242,820	268,268	1,045,166	– 2.2%	– 4.4%	– 2.0%

Europe
Business machines	184,783	176,917	724,400	173,391	179,676	724,227	+ 6.6%	– 1.5%	+ 0.0%

Office imaging products	82,196	89,304	332,600	76,845	87,350	325,905	+ 7.0%	+ 2.2%	+ 2.1%
Computer peripherals	99,795	85,205	381,100	94,382	90,352	387,662	+ 5.7%	– 5.7%	– 1.7%
Business information products	2,792	2,408	10,700	2,164	1,974	10,660	+ 29.0%	+ 22.0%	+ 0.4%

Cameras	56,832	74,868	290,700	38,742	60,342	219,219	+ 46.7%	+ 24.1%	+ 32.6%

Optical and other products	5,760	6,340	26,800	4,278	8,090	25,596	+ 34.6%	– 21.6%	+ 4.7%

Total	247,375	258,125	1,041,900	216,411	248,108	969,042	+ 14.3%	+ 4.0%	+ 7.5%

Other areas
Business machines	51,374	57,626	223,300	46,849	53,438	210,783	+ 9.7%	+ 7.8%	+ 5.9%

Office imaging products	18,924	22,476	80,600	15,159	18,574	70,139	+ 24.8%	+ 21.0%	+ 14.9%
Computer peripherals	31,786	34,414	139,700	31,064	34,130	137,948	+ 2.3%	+ 0.8%	+ 1.3%
Business information products	664	736	3,000	626	734	2,696	+ 6.1%	+ 0.3%	+ 11.3%

Cameras	21,938	25,462	106,200	15,643	17,162	77,275	+ 40.2%	+ 48.4%	+ 37.4%

Optical and other products	38,675	27,125	152,400	23,860	19,110	94,406	+ 62.1%	+ 41.9%	+ 61.4%

Total	111,987	110,213	481,900	86,352	89,710	382,464	+ 29.7%	+ 22.9%	+ 26.0%

Total
Business machines	559,314	567,886	2,278,900	552,557	581,954	2,294,800	+ 1.2%	– 2.4%	– 0.7%

Office imaging products	269,310	294,290	1,108,400	255,403	283,773	1,081,995	+ 5.4%	+ 3.7%	+ 2.4%
Computer peripherals	260,782	248,518	1,065,100	263,599	267,663	1,089,312	– 1.1%	– 7.2%	– 2.2%
Business information products	29,222	25,078	105,400	33,555	30,518	123,493	– 12.9%	– 17.8%	– 14.7%

Cameras	157,225	201,775	798,700	117,544	166,257	653,540	+ 33.8%	+ 21.4%	+ 22.2%

Optical and other products	81,513	70,287	322,400	61,460	55,816	249,732	+ 32.6%	+ 25.9%	+ 29.1%

Total	798,052	839,948	3,400,000	731,561	804,027	3,198,072	+ 9.1%	+ 4.5%	+ 6.3%

(P)=Projection

(Note)
Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in Optical and other products, to Business machines (Office imaging products) to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

- S1-

Canon Inc.

2.	SALES BY REGION AND PRODUCT (2003)

	(Millions of yen)
	2003
	1st half	3rd quarter	4th quarter	2nd half	Year
Japan
Business machines	290,456	134,054	163,297	297,351	587,807

Office imaging products	157,554	75,370	83,232	158,602	316,156
Computer peripherals	81,171	35,426	59,083	94,509	175,680
Business information products	51,731	23,258	20,982	44,240	95,971

Cameras	46,782	28,376	36,869	65,245	112,027

Optical and other products	46,681	27,098	27,787	54,885	101,566

Total	383,919	189,528	227,953	417,481	801,400

Overseas
Business machines	844,055	417,048	445,890	862,938	1,706,993

Office imaging products	381,622	183,683	200,534	384,217	765,839
Computer peripherals	450,091	226,404	237,137	463,541	913,632
Business information products	12,342	6,961	8,219	15,180	27,522

Cameras	237,019	127,379	177,115	304,494	541,513

Optical and other products	70,595	33,644	43,927	77,571	148,166

Total	1,151,669	578,071	666,932	1,245,003	2,396,672

Americas
Business machines	390,701	189,818	191,464	381,282	771,983

Office imaging products	183,694	92,592	93,509	186,101	369,795
Computer peripherals	200,163	93,774	94,085	187,859	388,022
Business information products	6,844	3,452	3,870	7,322	14,166

Cameras	105,130	55,203	84,686	139,889	245,019

Optical and other products	15,257	6,478	6,429	12,907	28,164

Total	511,088	251,499	282,579	534,078	1,045,166

Europe
Business machines	353,067	168,229	202,931	371,160	724,227

Office imaging products	164,195	71,383	90,327	161,710	325,905
Computer peripherals	184,734	94,046	108,882	202,928	387,662
Business information products	4,138	2,800	3,722	6,522	10,660

Cameras	99,084	51,881	68,254	120,135	219,219

Optical and other products	12,368	6,090	7,138	13,228	25,596

Total	464,519	226,200	278,323	504,523	969,042

Other areas
Business machines	100,287	59,001	51,495	110,496	210,783

Office imaging products	33,733	19,708	16,698	36,406	70,139
Computer peripherals	65,194	38,584	34,170	72,754	137,948
Business information products	1,360	709	627	1,336	2,696

Cameras	32,805	20,295	24,175	44,470	77,275

Optical and other products	42,970	21,076	30,360	51,436	94,406

Total	176,062	100,372	106,030	206,402	382,464

Total
Business machines	1,134,511	551,102	609,187	1,160,289	2,294,800

Office imaging products	539,176	259,053	283,766	542,819	1,081,995
Computer peripherals	531,262	261,830	296,220	558,050	1,089,312
Business information products	64,073	30,219	29,201	59,420	123,493

Cameras	283,801	155,755	213,984	369,739	653,540

Optical and other products	117,276	60,742	71,714	132,456	249,732

Total	1,535,588	767,599	894,885	1,662,484	3,198,072

(Note)
Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in Optical and other products, to Business machines (Office imaging products) to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

- S2-

Canon Inc.
3.	SEGMENT INFORMATION BY PRODUCT

	(Millions of yen)
	2004			2003			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Business machines
Unaffiliated customers	559,314	567,886	2,278,900	552,557	581,954	2,294,800	+1.2%	-2.4%	-0.7%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	559,314	567,886	2,278,900	552,557	581,954	2,294,800	+1.2%	-2.4%	-0.7%

Operating profit	124,594	115,806	487,000	123,476	112,968	485,565	+0.9%	+2.5%	+0.3%
% of sales	22.3%	20.4%	21.4%	22.3%	19.4%	21.2%	—	—	—

Cameras
Unaffiliated customers	157,225	201,775	798,700	117,544	166,257	653,540	+33.8%	+21.4%	+22.2%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	157,225	201,775	798,700	117,544	166,257	653,540	+33.8%	+21.4%	+22.2%

Operating profit	29,195	38,005	156,300	21,668	28,126	126,318	+34.7%	+35.1%	+23.7%
% of sales	18.6%	18.8%	19.6%	18.4%	16.9%	19.3%	—	—	—

Optical and other products
Unaffiliated customers	81,513	70,287	322,400	61,460	55,816	249,732	+32.6%	+25.9%	+29.1%
Intersegment	30,698	31,002	123,700	32,196	36,858	132,389	-4.7%	-15.9%	-6.6%

Total sales	112,211	101,289	446,100	93,656	92,674	382,121	+19.8%	+9.3%	+16.7%

Operating profit	11,747	853	15,500	1,708	-1,884	-9,883	+587.8%	—	—
% of sales	10.5%	0.8%	3.5%	1.8%	-2.0%	-2.6%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-30,698	-31,002	-123,700	-32,196	-36,858	-132,389	—	—	—

Total sales	-30,698	-31,002	-123,700	-32,196	-36,858	-132,389	—	—	—

Operating profit	-32,013	-44,187	-159,800	-29,445	-40,643	-147,576	—	—	—

Consolidated
Unaffiliated customers	798,052	839,948	3,400,000	731,561	804,027	3,198,072	+9.1%	+4.5%	+6.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	798,052	839,948	3,400,000	731,561	804,027	3,198,072	+9.1%	+4.5%	+6.3%

Operating profit	133,523	110,477	499,000	117,407	98,567	454,424	+13.7%	+12.1%	+9.8%
% of sales	16.7%	13.2%	14.7%	16.0%	12.3%	14.2%	—	—	—

(P)=Projection

4.	OTHER INCOME / DEDUCTIONS

	(Millions of yen)
	2004			2003			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Interest & dividend, net	537	563	1,600	950	1,030	4,657	-413	-467	-3,057
Forex gain / loss	-4,415	-2,985	-14,100	-1,679	-1,087	-20,311	-2,736	-1,898	+6,211
Equity earnings / loss of affiliated companies	106	294	1,500	-1,332	-712	-1,124	+1,438	+1,006	+2,624
Others, net	6,111	4,789	12,000	1,853	509	10,524	+4,258	+4,280	+1,476

Total	2,339	2,661	1,000	-208	-260	-6,254	+2,547	+2,921	+7,254

(P)=Projection

(Note)
Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in Optical and other products, to Business machines (Office imaging products) to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

-S3-

Canon Inc.
5.	SEGMENT INFORMATION BY PRODUCT (2003)

	(Millions of yen)
	2003
	1st half	3rd quarter	4th quarter	2nd half	Year
Business machines
Unaffiliated customers	1,134,511	551,102	609,187	1,160,289	2,294,800
Intersegment	—	—	—	—	—

Total sales	1,134,511	551,102	609,187	1,160,289	2,294,800

Operating profit	236,444	122,697	126,424	249,121	485,565
% of sales	20.8%	22.3%	20.8%	21.5%	21.2%

Cameras
Unaffiliated customers	283,801	155,755	213,984	369,739	653,540
Intersegment	—	—	—	—	—

Total sales	283,801	155,755	213,984	369,739	653,540

Operating profit	49,794	38,695	37,829	76,524	126,318
% of sales	17.5%	24.8%	17.7%	20.7%	19.3%

Optical and other products
Unaffiliated customers	117,276	60,742	71,714	132,456	249,732
Intersegment	69,054	35,056	28,279	63,335	132,389

Total sales	186,330	95,798	99,993	195,791	382,121

Operating profit	-176	-2,888	-6,819	-9,707	-9,883
% of sales	-0.1%	-3.0%	-6.8%	-5.0%	-2.6%

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—
Intersegment	-69,054	-35,056	-28,279	-63,335	-132,389

Total sales	-69,054	-35,056	-28,279	-63,335	-132,389

Operating profit	-70,088	-32,942	-44,546	-77,488	-147,576

Consolidated
Unaffiliated customers	1,535,588	767,599	894,885	1,662,484	3,198,072
Intersegment	—	—	—	—	—

Total sales	1,535,588	767,599	894,885	1,662,484	3,198,072

Operating profit	215,974	125,562	112,888	238,450	454,424
% of sales	14.1%	16.4%	12.6%	14.3%	14.2%

(Note)
Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in Optical and other products, to Business machines (Office imaging products) to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

-S4-

Canon Inc.

6.	SALES COMPOSITION BY PRODUCT

	2004			2003
	1st quarter	2nd quarter(P)	Year(P)	1st quarter	2nd quarter	Year
Office imaging products
Monochrome copying machines	63%	62%	62%	70%	67%	67%
Digital*	92%	—	—	94%	92%	93%
Analog*	8%	—	—	6%	8%	7%
Color copying machines	23%	25%	24%	17%	19%	20%
Others	14%	13%	14%	13%	14%	13%
Computer peripherals
Laser beam printers	69%	71%	69%	71%	70%	70%
Inkjet printers	28%	27%	29%	26%	27%	27%
(includes inkjet MFPs)
Others	3%	2%	2%	3%	3%	3%
Business information products
Personal computers	76%	73%	72%	78%	77%	76%
Others	24%	27%	28%	22%	23%	24%
Cameras
Film cameras / Lenses	17%	12%	13%	24%	21%	21%
Digital cameras	68%	71%	71%	58%	59%	61%
Video camcorders	15%	17%	16%	18%	20%	18%
Optical and other products
Semiconductor production equipment	65%	64%	66%	57%	48%	54%
Others	35%	36%	34%	43%	52%	46%

(P)=Projection

*	Among office-use monochrome copying machines (hardware only)

7.	SALES GROWTH IN LOCAL CURRENCY

2004
	1st quarter	2nd quarter(P)	Year(P)
Business machines
Japan	+3.5%	-0.8%	+1.9%
Overseas	+5.0%	+7.3%	+5.1%

Total	+4.6%	+5.2%	+4.3%

Cameras
Japan	+24.8%	+36.0%	+19.9%
Overseas	+40.2%	+30.8%	+30.6%

Total	+37.4%	+31.6%	+28.8%

Optical and other products
Japan	+20.0%	+42.3%	+16.3%
Overseas	+46.9%	+21.4%	+41.7%

Total	+36.1%	+29.6%	+31.4%

Total
Japan	+8.1%	+8.7%	+6.3%
Overseas	+14.0%	+13.5%	+13.2%
Americas	+8.3%	+7.9%	+7.3%
Europe	+11.8%	+13.1%	+12.0%
Other areas	+35.7%	+31.9%	+31.9%

Total	+12.5%	+12.3%	+11.4%

(P)=Projection

(Note)
Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in Optical and other products, to Business machines (Office imaging products) to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

-S5-

Canon Inc.

8.	P&L SUMMARY (2nd Quarter 2004/Projection)

	(Millions of yen)
	2004	2003
			Change year
	2nd quarter(P)	2nd quarter	over year
Net sales	839,948	804,027	+4.5%
Operating profit	110,477	98,567	+12.1%
Income before income taxes	113,138	98,307	+15.1%
Net income	69,720	56,166	+24.1%

(P)=Projection

9.	PROFITABILITY

	2004		2003
	1st quarter	Year(P)	1st quarter	Year
ROE	17.8%	15.6%	17.6%	15.9%
ROA	10.6%	9.3%	9.7%	9.0%

(P)=Projection

10.	IMPACT OF FOREIGN EXCHANGE RATES

(1)	Exchange rates

	(Yen)
	2004			2003
	1st quarter	2nd-4th quarter(P)	Year(P)	1st quarter	Year
Yen/US$	107.43	105.00	105.55	118.92	115.61
Yen/EUR	134.02	125.00	127.04	127.72	131.02

(P)=Projection

(2)	Impact of foreign exchange rates on sales (Year over year)

	(Billions of yen)
	2004
	1st quarter	Year(P)
US$	-29.3	-120.2
Euro	+9.4	-26.4
Other currencies	+0.7	+1.0

Total	-19.2	-145.6

(P)=Projection

(3)	Impact of foreign exchange rates per yen

(Billions of yen)
2004
2nd-4th quarter(P)

On sales
US$	9.5
Euro	5.0
On operating profit
US$	5.0
Euro	3.5

(P)=Projection

11.	CASH FLOWS

	(Millions of yen)
	2004		2003
	1st quarter	Year(P)	1st quarter	Year
Net cash provided by operating activities
Net income	84,280	309,000	71,601	275,730
Depreciation and amortization	44,486	190,000	40,498	183,604
Other, net	-23,703	9,000	-14,999	6,315

Total	105,063	508,000	97,100	465,649

Net cash used in investing activities	-49,888	-308,000	-54,754	-199,948
Free cash flow	55,175	200,000	42,346	265,701
Net cash provided by (used in) financing activities	-56,175	-74,900	-37,508	-102,039
Effect of exchange rate changes on cash & cash equivalents	-5,832	-2,798	4,662	5,365
Net change in cash and cash equivalents	-6,832	122,302	9,500	169,027
Cash and cash equivalents at end of each period	683,466	812,600	530,771	690,298

(P)=Projection

-S6-

Canon Inc.

12.	R&D EXPENDITURE

	(Millions of yen)
	2004		2003
	1st quarter	Year(P)	1st quarter	Year
Business machines	26,044	—	25,779	119,975
Cameras	8,158	—	7,301	31,687
Optical and other products	23,326	—	20,755	107,478

Total	57,528	285,000	53,835	259,140

% of sales	7.2%	8.4%	7.4%	8.1%

(P)=Projection

13.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2004		2003
	1st quarter	Year(P)	1st quarter	Year
Capital expenditure
Business machines	—	—	—	106,013
Cameras	—	—	—	25,894
Optical and other products	—	—	—	31,170
Corporate and eliminations	—	—	—	46,961

Total	54,749	300,000	40,657	210,038

Depreciation and amortization
Business machines	—	—	—	118,806
Cameras	—	—	—	17,712
Optical and other products	—	—	—	20,276
Corporate and eliminations	—	—	—	26,810

Total	44,486	190,000	40,498	183,604

(P)=Projection

14.	INVENTORIES

(1)	Inventories

	(Millions of yen)
	2004	2003
	Mar. 31	Dec. 31	Difference
Business machines	244,754	241,477	+3,277
Cameras	83,828	64,043	+19,785
Optical and other products	141,517	138,724	+2,793

Total	470,099	444,244	+25,855

(2)	Inventories/Sales*

	(Days)
	2004	2003
	Mar. 31	Dec. 31	Difference
Business machines	38	38	0
Cameras	41	32	+9
Optical and other products	169	191	-22

Total	51	49	+2

*	Index based on the previous six months sales.

15.	DEBT RATIO

	2004	2003
	Mar. 31	Dec. 31	Difference
Total debt/Total assets	2.1%	3.1%	-1.0%

16.	OVERSEAS PRODUCTION RATIO

	2004	2003
	1st quarter	Year
Overseas production ratio	43%	42%

17.	NUMBER OF EMPLOYEES

	2004	2003
	Mar. 31	Dec. 31	Difference
Japan	45,092	45,380	-288
Overseas	57,040	57,187	-147
Total	102,132	102,567	-435

(Note)
Beginning this quarter, Canon has changed classification of product categories with regards to information system business, which had been classified in Optical and other products, to Business machines (Office imaging products) to better reflect present relation with those products. Accordingly, information for previous fiscal years has been reclassified to conform with the current classification.

-S7-

April 27, 2004

To Our Shareholders

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo, Japan
Fujio Mitarai,
President and CEO

Information on Replacement of Share Certificates
As a Result of Change in Number of Shares Constituting One Unit

As reported previously, a resolution was adopted at a meeting of the Board of Directors of the Company held on January 29, 2004, regarding the amendment of the Articles of Incorporation to change the number of shares constituting one unit from 1,000 shares to 100 shares as of May 6, 2004 (Thursday).

     In accordance with this change, the trading unit of the Company’s share at the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges will be changed from 1,000 shares to 100 shares, as of the same day.

     We would like to inform you of the procedures to replace the share certificate in your possession to certificates denominated in 100 shares, as stated below.

     The use of the Central Securities Depository System, which eliminates the need to replace the old share certificates, is also explained thereafter for your consideration.

I.	Summary of Replacement of Share Certificates

1.	Share certificates to be replaced:

Share certificates in denominations of 500, 1,000 and 10,000 shares

2.	Promotion period for replacement of share certificates:

From May 6, 2004 (Thursday) to June 30, 2004 (Wednesday)

(Requests for replacement after the above period will also be acceptable, but you are kindly requested to complete the replacement procedures within the period.)

3.	Place for replacement of share certificates:

Business handling place of transfer agent:	Stock Transfer Agency Department, Head Office, Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Mailing address and telephone number:	Stock Transfer Agency Department, Mizuho Trust & Banking Co., Ltd. 17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722 Telephone: +81-3-5213-5213
Intermediary offices:	Branches of Mizuho Trust & Banking Co., Ltd.
Head office and branches of Mizuho Investors Securities Co., Ltd. (For further details, please refer to the transfer service network listed below.)

4.	Procedures for replacement of share certificates

(1)	Request by visit:

Please fill the necessary information in the attached Share Certificate Replacement Request, stamp the (registered) seal impression and present it together with the share certificates to be replaced at the place for replacement shown in Item 3 above.

(2)	Request by mail:

Please fill the necessary information in the Share Certificate Replacement Request, stamp the (registered) seal impression, enclose it together with the share certificates to be replaced in the envelope provided for mailing share certificates and mail them by registered mail from a nearby post office.

(The postage will be free if you mail the said envelope during the promotion period for replacement of share certificates, so it is not necessary to affix a postage stamp.)

[Note]

Should you have deposited the share certificates for safe custody at securities companies, please ask the securities companies to take the procedures described above or retrieve the share certificates from the securities companies to follow the procedures by yourself.

If you are using the Central Securities Depository System for share certificates in possession, you are not required to take the said procedures.

5.	Issue of new share certificates

(1)	A share certificate in denomination of 100 shares will be issued for each 100 shares, after the submission of old share certificates.

(2)	Please kindly be advised that the issue of new share certificates will take approximately three weeks after the submission of old share certificates and that shares cannot be traded during that period.

II.	Handling of Under Unit Shares

As a result of the change in the number of shares constituting one unit from 1,000 shares to 100 shares as of May 6, 2004 (Thursday), shares less than 100 shares will be handled as under unit shares, on and after the same day.

Under these circumstances, please note that the issue of share certificates and the request for purchase or sale of the under unit shares will be handled as set out below.

1.	Issue of share certificates concerning under unit shares

Under unit shares registered on the register of shareholders as of April 30, 2004 (Friday, as May 1 through May 5 are holidays of the transfer agent) will be handled as follows:

(1)	Share certificates in the denomination of 100 shares will be issued for shares in multiples of 100 and forwarded to the registered address by the Recorded Delivery Mail in the middle of May 2004;

(2)	Shares falling short of 100 shares will remain to be registered on the register of shareholders.

2.	Request for purchase or sale of under unit shares with the Company

The request for purchase or sale of under unit shares with the Company can only be made for shares falling short of 100 shares on and after May 6, 2004 (Thursday).

III.	Others

1.	If you have a share certificate in the name other than yourself and if you have not completed the registration of transfer, you are cordially requested to fill the necessary information in the Share Transfer Registration Request and Shareholder Card, available at the place for replacement of share certificates stated in Item I-3 above, stamp the seal impression and submit them together with the share certificates to be replaced.

2.	Please note that the replacement procedures cannot be cancelled once the replacement request is made.

3.	If you have any questions regarding the replacement of share certificates or if the share certificates cannot be submitted because they have been lost, please contact the place for replacement of share certificates stated in Item I-3 above.

IV.	Use of Central Securities Depository System

Shareholders may choose to use the Central Securities Depository System through securities companies, without replacement of share certificates explained above.

     Use of this system eliminates the need to replace share certificates and so shortens the period during which share trading cannot be made.

The Central Securities Depository System is a system under which securities companies deposit share certificates entrusted by shareholders with the Japan Securities Depository Center, Inc. by obtaining the consents of shareholders (investors). Thereafter, the trading of stocks is made by book-entry transfer in the book accounts of Japan Securities Depository Center, Inc. and securities companies, without actually handling share certificates.

Please contact your securities companies for details about how to use the Central Securities Depository System.

April 27, 2004

FOR IMMEDIATE RELEASE	Canon Inc. 30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan President & CEO: Fujio Mitarai Securities code: 7751

Inquiries:
Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice regarding change (dismissal)
of accounting auditors

TOKYO, April 27, 2004—Canon Inc. (“Canon”) announced that, following a decision reached today by its Board of Directors, the company would make a change to its accounting auditors, dismissing one of the two firms which, as certified public accountants, conduct accounting audits for Canon pursuant to Paragraph 1 of Article 193-2 of the Securities Exchange Law of Japan.

1. Reason for the dismissal of accounting auditor

AZSA & Co. has been conducting accounting audits on Canon’s consolidated financial statements since June 26, 2003. However, in March 2004, a former partner of Azsa & Co. was accused of and was arrested for involvement in the reporting of fraudulent financial statements. Canon’s management has been closely following the developments related to this incident but, because additional time will be required for a full investigation, Canon has decided not to retain the services of Azsa & Co. for the accounting audit of consolidated financial statements for fiscal 2004.

2. The name of the dismissed audit firm

Company name:	AZSA & Co.
Location of head office:	Azsa Center Building 1-2 Tsukudocho, Shinjuku-ku, Tokyo

3. Future Outlook

Shin Nihon & Co. will continue to conduct accounting audits for Canon pursuant to Paragraph 1 of Article 193-2 of the Securities Exchange Law of Japan.